Exhibit 99.1

FOR IMMEDIATE RELEASE

DigiAsia Corp. Announces Voluntary Nasdaq Delisting in Strategic Response to Unlock Shareholder Value

JAKARTA, INDONESIA – September 12, 2025 – DigiAsia Corp. (Nasdaq: FAAS, FAASW) (the “Company” or “DigiAsia”) today announced that it has given formal notice to the Nasdaq Stock Market LLC (“Nasdaq”) of its intention to voluntarily delist its common stock and warrants from the Nasdaq Capital Market. In order to implement the delisting, the Company intends to file a Form 25 with the Securities and Exchange Commission (the “SEC”) on or about September 22, 2025. The delisting of the Company’s common stock and warrants will take effect no earlier than ten days after the date of that Form 25 filing. The Company expects that as a result of this voluntary delisting, the last trading day of its common stock and warrants on the Nasdaq Capital Market will be on or about October 2, 2025. The Company expects that in connection with the transaction referred to below, it will seek to suspend its reporting obligations under the Securities Exchange Act of 1934.

On August 27, 2025, the Nasdaq Hearings Panel approved the Company’s request to continue its listing on Nasdaq. As a condition for continued listing, the Company is required to file a Form 20-F with the SEC by September 15, 2025. However, the Company’s board of directors (the “Board”) has determined that the conditions necessary to meet the September 15, 2025, deadline for filing the Form 20-F will not be met. The Board also found that a significant portion of the cash raised from lenders and operations is being used to cover listing-related costs. Furthermore, raising additional capital from the public markets is currently challenging due to the stock price, and any further capital raises could place additional downward pressure on the stock price, thereby reducing shareholder value.

Additionally, during the week of September 11, 2025, DigiAsia’s Board received a firm offer from the Indian fintech company PayMate. The offer values DigiAsia at $400 million and includes a $25 million cash component, with the remaining value to be provided through a share swap.

In light of this, the Board tasked management to immediately review all strategic sales and merger opportunities, with a thirty day deadline.

The Board has concluded that voluntarily going private is the right and necessary move that best protects shareholder value.

The initial capital from any future sale or merger will first be used to pay off the Company's lenders and vendor obligations, providing a clear path to financial stability. Furthermore, this move will significantly reduce the high costs and management time associated with being a public company and complying with Nasdaq and SEC regulations. This strategic approach will allow the Company to unlock substantial shareholder value in a structured manner.

About DigiAsia Corp.

DigiAsia is a leading Fintech as a Service (FaaS) provider operating a B2B2X model offering its complete Fintech solution in emerging markets. DigiAsia's fintech architecture offers small and medium business enterprises (SMEs) comprehensive embedded finance APIs to streamline processes across the commerce value chain of distributors and customers. DigiAsia's embedded fintech solutions equally address democratizing digital finance access that supports financial inclusion of underbanked merchants and consumers in emerging markets resulting in growth for enterprise business. The suite of B2B2X solutions provided by DigiAsia include, but are not limited to, cashless payments, digital wallets, digital banking, remittances and banking licenses. DigiAsia has recently established a strategic initiative to develop its embedded FaaS enterprise solution with AI capabilities in Southeast Asia, India, and the Middle East, with plans for global expansion.

Forward-Looking Statements

This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The words “believe”, “expect”, “anticipate”, “project”, “targets”, “optimistic”, “confident that”, “continue to”, “predict”, “intend”, “aim”, “will” or similar expressions are intended to identify forward-looking statements. All statements other than statements of historical fact are statements that may be deemed forward-looking statements. These forward-looking statements including, but not limited to, statements concerning DigiAsia and the Company’s operations, financial performance and condition are based on current expectations, beliefs and assumptions which are subject to change at any time. DigiAsia cautions that these statements by their nature involve risks and uncertainties, and actual results may differ materially depending on a variety of important factors such as government and stock exchange regulations, competition, political, economic and social conditions around the world including those discussed in DigiAsia’s Form 20-F under the headings “Risk Factors”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business Overview” and other reports filed with the Securities and Exchange Commission from time to time. All forward-looking statements are applicable only as of the date it is made and DigiAsia specifically disclaims any obligation to maintain or update the forward-looking information, whether of the nature contained in this release or otherwise, in the future.

DigiAsia Company Contact:

Prashant Gokarn
Co-Chief Executive Officer

investor.relation@digiasia.asia